SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-15749

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, Texas 75252

Alliance Data Systems 401(k) and Retirement Savings Plan

Report on Audits of Financial Statements

As of and for the Years Ended December 31, 2002 and 2001

and Supplemental Schedule

As of December 31, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the

Alliance Data Systems 401(k) and

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of investments held at end of year December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 16, 2003

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:

Investments	$80,335,956	$79,713,133

Receivable for contributions:
Employer	5,039,640	4,509,581
Participants	251,533	475,706

Total contributions receivable	5,291,173	4,985,287

Due from brokers	331,076	295,923
Accrued interest and dividends	484	9,264

Total assets	85,958,689	85,003,607

Liabilities:

Administrative fees payable	117,976	6,072
Due to brokers	—	23,835

Total liabilities	117,976	29,907

Net assets available for benefits	$85,840,713	$84,973,700

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:

Investment Income:
Net depreciation in fair value of investments	$(10,407,119)	$(5,454,122)
Interest	202,719	244,836
Mutual funds’ earnings	295,772	289,939
Commingled trusts’ earnings	8,504	10,602

Total investment loss	(9,900,124)	(4,908,745)

Contributions:
Employer	8,896,188	7,837,850
Participants	9,507,661	8,321,696
Rollovers	717,600	1,087,979

Total contributions	19,121,449	17,247,525

Total additions	9,221,325	12,338,780

Deductions:

Distributions to participants	9,000,765	7,088,450
Administrative expenses	458,530	27,559

Total deductions	9,459,295	7,116,009

Net increase (decrease)	(237,970)	5,222,771

Transfer from affiliate’s plan	1,104,983	—

Net assets available for benefits:
Beginning of year	84,973,700	79,750,929

End of year	$85,840,713	$84,973,700

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc., and its affiliates (the “Employer”).  Employees of the Employer 21 years of age or more are generally eligible to participate the month following the completion of 30 days of service.  Seasonal, temporary and on-call employees who work more than 1,000 hours of service within one year are also eligible.

During January 2002, Alliance Data Systems, Inc. purchased Frequency Marketing, Inc. and Loyalty RealTime, Inc. (the “Purchased Companies”).  Effective February 1, 2002, the Purchased Companies’ eligible employees became participants in the Plan.  The Purchased Companies’ 401(k) plan was merged into the Plan and net assets of the Purchased Companies’ plan were liquidated and transferred to the respective participants in the Plan.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Amendments

The Plan was amended in June 2002, to merge the Purchased Companies’ 401(k) plan into the Plan.

The Plan was amended in 2001 to among other things: 1) change allowable participant contributions as noted under participant's voluntary contributions, and 2) include retroactive changes required by applicable federal law for the Plan to remain tax-qualified under the Internal Revenue Code (“Code”).

Contributions

Employer’s Contributions:

The Employer will provide a retirement contribution to a participant who, as of the Plan year-end, is not separated from service unless due to death, total and permanent disability, or retirement on or after normal retirement age.  The retirement contribution will be equal to the sum of a participant’s allocable points as of the last day of the Plan year multiplied by such participant’s annual compensation and divided by 100.  The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code.  The annual compensation limit for the Plan years ended December 31, 2002 and 2001 was $200,000 and $170,000, respectively.

Allocation points will be determined by the following tables:

Participant’s age	Allocable points
40 - 44	1
45 - 49	2
50 - 54	3
55 - 59	4
60 and up	5

Participant’s years of vesting service	Allocable points
0 - 9	1
10 - 14	2
15 - 19	3
20 - 24	4
25 - 29	5
30 - 34	6
35 and up	7

The Employer will provide a 100% matching contribution on the first 3% of a participant’s voluntary contributions.

The Employer may provide a discretionary matching contribution at the option of the Employer’s board of directors.  The matching contribution is allocated as of December 31 as a uniform percentage of each participant’s voluntary contributions for the plan year which are in excess of 3% of such participant’s compensation, but not in excess of 6%, as long as the participant, as of the Plan year end, is not separated from service unless due to death, total and permanent disability, or retirement on or after normal retirement age.  The aggregate discretionary matching contributions for 2002 and 2001 were $849,533 and $737,609, respectively.

Participant’s Voluntary Contributions:

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 50% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($11,000 at December 31, 2002). Prior to January 1, 2002, participants could only elect contributions of between 1% and 16%.  Section 401(k) of the Code may limit the voluntary tax-deferred contribution.

Newly eligible participants are deemed to have elected a 1% voluntary tax-deferred contribution unless they either specifically elect a different percentage or to receive their total compensation in cash.  These deferrals will be invested in the investment contract fund, unless the participant elects otherwise.

Investment options

The participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan.  The Plan currently offers seven commingled trusts, a mutual fund, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer’s contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages in the Employer’s matching contributions follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

A summary of vesting percentages in the Employer’s retirement contribution follows:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death.  Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable.  Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 70 1/2.  All benefits will be paid as a lump-sum distribution.  Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares.  Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

A participant who participated in the World Financial Network National Bank’s plan who is fully vested in his or her account and who has at least seven years of service may make a withdrawal based on the percentage amounts designated by the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions.  All loans become due and payable in full upon a participant’s termination of employment with the Employer.  The borrowing is a separate earmarked investment of the participant’s account.  Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan was $54,595 at, December 31, 2002.  There were no amounts allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2001.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions.  Forfeitures of $403,528 and $656,620 were used to reduce contributions for the years ended December 31, 2002 and 2001, respectively. There were $205,984 of unused forfeitures at December 31, 2002, which represent unallocated amounts. There were no unallocated forfeitures at December 31, 2001.

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows: 1) annual participant fee of approximately $0.50 for every $100 in a participant’s account, 2) a $60 to $75 loan origination fee that is withheld from a loan check, and 3) trustee fees relating to the Vanguard Institutional Index Fund and the Short Term Investment Fund which are paid by the Plan from earnings not allocated to participants’ accounts.  Prior to January 1, 2002, the Employer paid the annual participant fee.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

(2)                                 Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks.  These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market price.  The commingled trusts are stated at estimated fair value, which have been determined based on the unit values of the trusts.  The trustee sponsoring the commingled trust determines the unit value by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates.

Net depreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net depreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

(3)                                 Investments

The Frank Russell Trust Company, as trustee of the Plan, holds the Plan’s investments in a custodial account at State Street Corporation.  Funds received from contributions and sales for which the related purchases or distributions have not been made are held in the Short Term Investment Fund.

The following table presents balances for 2002 and 2001 for the Plan’s current investment options.  Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2002	2001
Investments at fair value as determined by:
Quoted market price
Common Stock:
Alliance Data Systems Corporation	$2,451,420	$637,887
Shares of registered investment companies:
Vanguard Institutional Index Fund	16,638,449	21,620,431

	19,089,869	22,258,318
Estimated fair value
Units in common/commingled trusts:
Frank Russell:
Investment Contract Fund, Class B	17,968,482	14,066,051
Fixed Income I Fund, Class B	11,536,716	8,133,489
Equity I Fund, Class B	11,081,721	13,174,357
Small Capitalization Fund, Class A	6,464,807	8,224,355
Global Balanced Fund, Class B	6,390,155	6,744,568
Other	4,954,987	4,422,655

	58,396,868	54,765,475
Cost
Participant loans	2,849,219	2,689,340

Total investments	$80,335,956	$79,713,133

During 2002 and 2001, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:

	2002	2001
Investments at fair value as determined by:
Quoted market price
Shares of registered investment companies	$(5,177,677)	$(3,264,130)
Common Stock	(288,740)	111,891
Estimated fair value
Commingled trusts	(4,940,702)	(2,301,883)

Net change in fair value	$(10,407,119)	$(5,454,122)

(4)                                 Tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated July 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(5)                                 Plan administration

A Committee comprised of members appointed by the board of directors of the Employer administers the Plan.

(6)                                 Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time.  The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA.  Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)                                 Party-in-interest

The Frank Russell Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan and the Plan is charged for such services.

(8)                                 Benefit payments

Benefit distributions of $9,000,765 and $7,088,450 for the Plan years ended December 31, 2002 and 2001, include payments of $45,760 and $88,332, respectively, made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.  As of December 31, 2002, there were $65,211 in payments to be returned during 2003 that relate to 2002.

(9)                                 Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$85,840,713	$84,973,700
Amounts allocated to withdrawing participants	(54,595)	—
Net assets available for benefits per Form 5500	$85,786,118	$84,973,700

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Benefit payments per the financial statements	$9,000,765
Amounts allocated to withdrawing participants at December 31, 2002	54,595
Corrective distributions	(45,760)

Benefit payments per Form 5500	$9,009,600

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31 but not yet paid as of that date.

(10)                          Subsequent events

In February 2003, the Plan was amended to include catch up provisions for participants age 50 and over and to grandfather years of service for new employees acquired in the purchase of assets from ExoLink Corporation.  In June 2003, the Plan was amended to grandfather years of service for new employees who were former employees of American Electric Power Service Corporation, working for Mutual Energy Services Company, L.L.C., who became employees of the Employer as of March 1, 2003 as the result of a stock purchase.

Alliance Data Systems 401(k) and Retirement Plan

Ein #13-3163498   Plan #001

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1) Cost	Current Value

*	Alliance Data Systems Corporation	Common Stock – 138,342 shares		$2,451,420

	Vanguard Institutional Index Fund	Mutual fund – 206,817 shares		16,638,449

*	Frank Russell Investment Contract Fund, Class B	Commingled employee benefit trust – 1,360,939 units		17,968,482

*	Frank Russell Fixed Income I Fund, Class B	Commingled employee benefit trust – 837,207 units		11,536,716

*	Frank Russell Equity I Fund, Class B	Commingled employee benefit trust – 967,836 units		11,081,721

*	Frank Russell Small Capitalization Fund, Class A	Commingled employee benefit trust – 864,279 units		6,464,807

*	Frank Russell Global Balanced Fund, Class B	Commingled employee benefit trust – 610,330 units		6,390,155

*	Frank Russell All International Markets Fund, Class B	Commingled employee benefit trust – 342,225 units		2,946,559

*	Frank Russell Growth Fund, Class B	Commingled employee benefit trust – 394,878 units		1,615,054

*	Frank Russell Short Term Investment Fund, Class B	Commingled employee benefit trust – 393,374 units		393,374

	Participant Loans	5.75% – 10.00%		2,849,219

*  Represents a party-in-interest

(1)                                  Cost information omitted - investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

	By:	/s/ Dwayne H. Tucker
Dwayne H. Tucker
Executive Vice President, Chief Administrative Officer
Alliance Data Systems Corporation

INDEX TO EXHIBITS

Exhibit No.	Description

* 23	Consent of Independent Public Accountants

* 99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* filed herewith